Exhibit 99.2

SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        I, the undersigned shareholder of Syneron Medical Ltd. (the “Company”), do hereby nominate, constitute and appoint Dr. Shimon Eckhouse and Mr. Fabian Tenenbaum, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of September 28, 2007, at the Annual General Meeting of Shareholders to be held on November 7, 2007 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SYNERON MEDICAL LTD.

November 7, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

”    Please detach along perforated line and mail in the envelope provided.    ”

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.		1.	APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR THE COMPANY'S 2007 FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT ANNUAL GENERAL MEETING;	☐	☐	☐
		2.	RE-ELECTION OF DR. SHIMON ECKHOUSE, AS ACLASS III DIRECTOR WHOSE CURRENT TERM EXPIRES AT THE MEETING;	☐	☐	☐
		3.	RE-ELECTION OF DR. MICHAEL ANGHEL AND MR. DAN SUESSKIND AS EXTERNAL DIRECTORS OF THE COMPANY WHOSE CURRENT TERM EXPIRES IN NOVEMBER 2007;	☐	☐	☐
		4.	APPROVAL OF NON-EXECUTIVE AND EXTERNAL DIRECTOR COMPENSATION AND OPTION GRANTS;	☐	☐	☐
		5.	APPROVAL AND RATIFICATION OF THE TERMS OF THE AMENDED EMPLOYMENT AGREEMENT WITH MR. DAVID SCHLACHET, A DIRECTOR OF THE COMPANY;	☐	☐	☐
		6.	APPROVAL AND RATIFICATION OF THE PURCHASE OF D&O INSURANCE COVERAGE; AND	☐	☐	☐
		7.	AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION TO ALLOW INDEMNIFICATION TO THE FULLEST EXTENT ALLOWED BY THE THIRD AMENDMENT TO THE COMPANIES LAW AND TO AUTHORIZE THE COMPANY TO ENTER INTO AMENDED AND RESTATED UNDERTAKINGS WITH THE COMPANY'S OFFICE HOLDERS, REFLECTING SUCH AMENDMENT TO THE ARTICLES OF ASSOCIATION;	☐	☐	☐
IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING.
THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. SHOULD ANY OTHER MATTER REQUIRING A VOTE OF THE SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN THE INTEREST OF THE COMPANY.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.